Mail Stop 3561

      December 20, 2005

Larry L. Eastland
President and Chief Executive Officer
Great American Family Parks, Inc.
208 South Academy Avenue, Suite 130
Eagle, Idaho 83616

	Re: 	Great American Family Parks, Inc.
Amendment No. 2 to Registration Statement on Form SB-2
      Filed December 6, 2005
		File No. 333-127199

Dear Mr. Eastland:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We are still considering your response to comment 1 in our letter dated September 2, 2005 and may have further comment.
2. We note your response to comment 3 in our letter dated November 16, 2005. Please include disclosure on the cover page of the prospectus stating that the selling shareholders will sell at a fixed price of $.30 per share until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.
Results of Operations, Nine Months Ended September 30, 2005
Revenues, page 16
3. Your discussion of the increase in revenues from September 30, 2004 to September 30, 2005 should make note of the acquisition of Wild Animal Safari during 2005, and its inclusion in 2005 revenues, but not in 2004. Please revise accordingly.

Consolidated Statement of Operations, pages 50 and 70
4. Please see our previous comment number 5 in our letter dated November 16, 2005 regarding the caption "Net Profit (Loss) - before other costs." As this comment does not appear to have been complied with, we reissue the same comment. In addition, please note that the comment also applies to the use of this wording throughout the document, such as in the notes to the financial statements.

Financial Statements for the Nine Months Ended September 30, 2005
Note 11. Acquisition of theme park, page 60
5. We note your response, and disclosure, related to our prior comment number 16 in our letter dated November 16, 2005. However, the purchase price allocation that you have detailed accumulates to a total of $4,585,115, which is a difference of $114,885 from the actual purchase price of $4,700,000. Please explain this difference, and adjust your disclosure as necessary. In addition, your response states that no intangibles (such as goodwill, franchises or licenses) were acquired in the purchase. However, section 1(f) of the Agreement for Purchase of Sale and Assets, dated November 8, 2004, specifically lists "Government licenses, permits and authorizations" and "Proprietary information" as assets being sold. Please explain why no cost has been allocated to these items.

Note 14.  Earnings per Share, page 62
6. We note your earnings per share reconciliation that was disclosed in response to our prior comment number 4 in our letter dated November 16, 2005. However, your disclosure does not provide a detail of the reconciling items between basic weighted average shares outstanding and diluted weighted average shares outstanding. Please see Illustration 2 in Appendix C of SFAS 128 for guidance and revise your disclosure accordingly. Similarly, please add this disclosure to the financial statements for the year ended December 31, 2004.




Undertakings
7. In your amended filing, please revise to include the new undertakings which became effective on December 1, 2005. See Questions 3 through 6 in Securities Offering Reform Transition Questions and Answers, which is available on our web site at http://www.sec.gov/divisions/corpfin/transitionfaq.htm. See new
Item
512(a)(4) and 512(g) of Regulation S-B, which were adopted in Securities Offering Reform, Release No. 33-8591 (July 19, 2005), which is available on our web site http://www.sec.gov/rules/final/33-
8591fr.pdf.



* * * *	*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Kristin Shifflett at (202) 551-3381 or
Joseph
Foti, Senior Assistant Chief Accountant, at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Howard Baik, Attorney-Advisor, at
(202) 551-3317, David Mittelman, Legal Branch Chief at (202) 551-3214, or me at (202) 551-3750 with any other questions.

      							Sincerely,



      							Max A. Webb
      Assistant Director

cc:	Richard A. Friedman, Esq.
	Sichenzia Ross Friedman Ference LLP
	Fax:  (212) 930-9725


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Larry L. Eastland
Great American Family Parks, Inc.
December 20, 2005
Page 1